Exhibit 99.1

February 28, 2011

Mr. Abiola Lawal
CAMAC Energy Inc.
1330 Post Oak Boulevard, Suite 2575
Houston, Texas 77056

Dear Mr. Lawal:

In accordance with your request, we have estimated the proved, probable, and possible reserves and future revenue, as of December 31, 2010, to the CAMAC Energy Inc. (CAMAC) interest in certain oil and gas properties located in Oyo Field, Oil Mining Lease 120, offshore Nigeria.  We completed our evaluation on February 28, 2011.  It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by CAMAC.  The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.  Definitions are presented immediately following this letter.  This report has been prepared for CAMAC's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the oil reserves and future net revenue to the CAMAC interest in these properties, as of December 31, 2010, to be:

	Oil Reserves			Future Net Revenue (1) (M$)
	Gross	Net		Present Worth
Category	(MBBL)	(MBBL)	Total	at 10%

Proved Developed Producing	1,490.0	386.8	(5,237.2)	(4,993.5)
Proved Undeveloped	18,076.4	4,901.0	132,279.1	100,689.5

Total Proved	19,566.4	5,287.8	127,041.9	95,696.0

Probable Undeveloped	12,024.7	2,586.3	124,567.6	100,875.2

Possible Undeveloped	16,334.6	4,333.7	192,893.9	121,069.4

(1)  Future net revenue is after deducting estimated abandonment costs.

The oil reserves shown include crude oil only.  Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.  Gas reserves are not included because there is currently no viable market for produced gas.  Gross reserves in this report are 100 percent of the estimated future production from the wells.  Net reserves are the share of reserves attributable to CAMAC, composed of cost oil, profit oil, and tax oil after deducting the 12 percent government royalty payment.  Monetary values shown in this report are expressed in United States dollars ($) or thousands of United States dollars (M$).

The estimates shown in this report are for proved developed producing, proved undeveloped, probable, and possible reserves.  Our study indicates that there are no proved developed non-producing reserves for these properties at this time.  This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.  Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves and future revenue included herein have not been adjusted for risk.

Future gross revenue to the CAMAC interest is after deductions for all royalties and production sharing oil revenue paid to the federal Republic of Nigeria.  Future net revenue is after deductions for the Petroleum Profits Tax and Education Tax but before consideration of any income taxes.  The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money.  Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities.  We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.  Our estimates of future net revenue do not include any salvage value for the lease and well equipment but do include CAMAC's estimates of the costs to abandon the wells, platforms, and production facilities.

The oil price used in this report is based on the 12-month unweighted arithmetic average of the first-day-of-the-month Brent Crude posted price for each month in the period January through December 2010.  The average price of $79.35 per barrel is adjusted for quality, transportation fees, and a regional price differential.  The adjusted oil price of $79.21 per barrel is held constant throughout the lives of the properties.

CAMAC may elect, but is not required, to contribute up to a maximum of 30 percent of the operating and capital costs for these properties.  Historically, CAMAC has not contributed to any of these costs.  However, it is our understanding that CAMAC will participate in these costs beginning March 1, 2011.  For the purposes of this report, we have assumed that CAMAC will not alter its election in the future.  Operating cost estimates used in this report are based on operating expense records of ENI S.p.A., the operator of the properties, as provided by CAMAC.  These costs appear reasonable based on our knowledge of similar wells in the area and are intended to include the per-well overhead expenses allowed under joint operating agreements along with costs to be incurred at and below the district and field levels.  Headquarters general and administrative overhead expenses of ENI S.p.A. are included to the extent that they are covered under joint operating agreements.  Operating costs are held constant throughout the lives of the properties.  Future capital cost estimates used in this report were provided by CAMAC.  Capital costs are included as required for a workover and new development wells.  The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves.  Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of CAMAC to recover the reserves, and that our projections of future production will prove consistent with actual performance.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests.  The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the   Society of Petroleum Engineers (SPE Standards).  We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and guidelines.  A substantial portion of these reserves are for undeveloped locations and therefore are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from CAMAC and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate.  Supporting geoscience, performance, and work data are on file in our office.  The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed.  The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.  We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ Connor B. Riseden		/s/ Patrick L. Higgs
By:	Connor B. Riseden, P.E. 100566	By:	Patrick L. Higgs, P.G. 985
	Petroleum Engineer		Vice President

Date Signed: February 28, 2011		Date Signed: February 28, 2011

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